Exhibit 16.1

Mantyla McReynolds LLC
   The CPA. Never Underestimate The Value.K

July 16, 2008

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sir/Madam:

We have read the statements included in the Form 8-K dated July 16, 2008, of Legend Media, Inc., (formerly Noble Quests, Inc.) to be filed with the Securities and Exchange Commission and are in agreement with the statements contained in Item 4.01 insofar as they relate to our dismissal and our audits for the fiscal years ended June 30, 2007 and 2006, and our reviews of interim financial statements. We are not in a position to agree or disagree with the statements in Item 4.01 regarding the engagement of another CPA or the approval of such engagement by the Board of Directors.

Very truly yours,

Mantyla McReynolds LLC